UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*
Charter Communications, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
16117M305
(CUSIP Number)
Ross A. Oliver Crestview Partners 667 Madison Avenue New York, NY 10065 (212) 906-0700 Copies to: Paul R. Kingsley Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16117M305
1.		Names of Reporting Persons. Crestview, L.L.C.
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,203,955
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,203,955
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 11,203,955
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 11.1%
14.		Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 3,403,023
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,403,023
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners (PF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Holdings (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore (ERISA), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners (ERISA), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,403,023
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,403,023
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,403,023
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Encore II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 7,800,932
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,800,932
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	16117M305
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,800,932
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,800,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,800,932
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%
14.	Type of Reporting Person (See Instructions) PN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the Class A Common Stock, par value $0.001 per share (the “Shares”), of Charter Communications, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 12405 Powerscourt Drive, St. Louis, Missouri 63131.

Item 2.  Identity and Background

The names of the persons filing this statement are: Crestview L.L.C. (“Crestview”), Encore LLC (“Encore”), Crestview Partners, L.P. (“Crestview Partners”), Crestview Partners (PF), L.P. (“Crestview PF”), Crestview Holdings (TE), L.P. (“Crestview TE”), Encore (ERISA), Ltd. (“Encore ERISA”), Crestview Partners (ERISA), L.P. (“Crestview ERISA”), Crestview Offshore Holdings (Cayman), L.P. (“Crestview Offshore”), Crestview Partners GP, L.P. (“Crestview Partners GP”), Encore II, LLC (“Encore II”), Crestview Partners II, L.P. (“Crestview Partners II”), Crestview Partners  II (FF), L.P. (“Crestview II FF”), Crestview Partners II  (TE), L.P. (“Crestview II TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Offshore II”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview Offshore II FF”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview Offshore II 892”), and Crestview Partners II GP, L.P. (“Crestview Partners II GP”), (collectively, the “Reporting Persons”, and each, a “Reporting Person.”)

The address of the principal business and the principal office of each of the Reporting Persons is 667 Madison Avenue, New York, New York 10065.

Crestview Partners, Crestview PF, Crestview TE, Encore ERISA, Crestview Offshore are private investment funds and members of Encore.  Crestview ERISA is a private investment fund and is the sole shareholder of Encore ERISA.  Crestview Partners GP serves as the general partner of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA and Crestview Offshore.

Crestview Partners II GP serves as the general partner of Crestview Partners II, Crestview II FF, Crestview II TE, Crestview Offshore II, Crestview Offshore II FF and Crestview Offshore II 892, each of which is a private investment fund and a member of Encore II.

Crestview serves as the general partner of Crestview Partners GP and Crestview Partners II GP.

Each of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA, Crestview Partners GP, Crestview Partners II, Crestview II FF, Crestview II TE and Crestview Partners II GP is a Delaware limited partnership.  Each of Crestview, Encore and Encore II is a Delaware limited liability company.  Encore ERISA is an exempted company organized under the laws of the Cayman Islands.  Each of Crestview Offshore, Crestview Offshore II, Crestview Offshore II FF, Crestview Offshore II 892 is an exempted limited partnership organized under the laws of the Cayman Islands.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The purchase price for the Shares was $317,479,127.  The source of funds for such purchase was capital contributions made by the investors in the private funds identified above that are included in the Reporting Persons, as well as available lines of credit.

Prior to the 2009 reorganization of the Issuer and certain of its affiliates under Chapter 11 of the United States Bankruptcy Code, the Reporting Persons directly or indirectly held notes issued by certain of the Issuer’s subsidiaries. Upon the confirmation of the Issuer’s plan of reorganization, and in accordance with such plan, the notes were converted into Shares of the Issuer, and the Reporting Persons participated in an equity rights offering, along with other holders of the notes, pursuant to which the Reporting Persons purchased additional Shares to which this statement relates. In addition, the Reporting Persons have made open market purchases of Shares from time to time.

Item 4.  Purpose of Transaction

The Shares to which this statement relates were acquired by the Reporting Persons with the purpose of investing in the Issuer’s securities.

The Reporting Persons intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases, private transactions and/or pursuant to a 10b5-1 plan.  The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence.  As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Mr. Jeffrey Marcus, a Partner of Crestview Advisors, L.L.C. (“Crestview Advisors”), which is an affiliate of the Reporting Persons, has been elected to serve on the Board of Directors (the “Board”) of the Issuer and, in such capacity, Mr. Marcus and the Reporting Persons may have influence over the corporate activities of the Issuer, including the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or other contracts) to at any time or from time to time (A) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise; (B) sell, transfer or otherwise dispose of Company Securities in public or private transactions; (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; and/or (D) encourage (including, without limitation, through Mr. Marcus’ position on the Issuer’s Board and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present Board, including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s by-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer

(a)      See item 9 on Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 11,203,955 Shares, representing approximately 11.1% of the outstanding Shares of the Issuer based on 100,558,818 Shares outstanding as of March 31, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2012.

Encore is the direct beneficial owner of  3,403,023 Shares.  Crestview Partners, Crestview PF, Crestview TE, Encore ERISA, Crestview Offshore are members of Encore.  Crestview ERISA is the sole shareholder of Encore ERISA.  Crestview Partners GP serves as the general partner of Crestview Partners, Crestview PF, Crestview TE, Crestview ERISA and Crestview Offshore.

Encore II is the direct beneficial owner of 7,800,932 Shares.  Crestview Partners II GP serves as the general partner of Crestview Partners II, Crestview II FF, Crestview II TE, Crestview Offshore II, Crestview Offshore II FF and Crestview Offshore II 892, each of which is a member of Encore II.

Crestview serves as the general partner of Crestview Partners GP and Crestview Partners II GP.

Each Reporting Person disclaims beneficial ownership of the Shares except and to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b)      Number of Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)  1,479 restricted Shares were granted to Mr. Marcus by the Issuer on May 1, 2012, in connection with his service on the Board of the Issuer.  The restricted Shares will fully vest on the first anniversary of the date of grant. In connection with the vesting of the Shares, and pursuant to arrangements between Mr. Marcus and Crestview Advisors, Mr. Marcus will assign all of his rights, title and interest in such Shares to Crestview Advisors.  Each Reporting Person disclaims beneficial ownership of such restricted Shares. Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

(d)      Inapplicable.

(e)      Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 11, 2012, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law.  This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except for the Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement dated as of May 11, 2012 between the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2012

Crestview, L.L.C.

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Encore, LLC
By:           Crestview Partners, L.P., as member
By:           Crestview Partners GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:           Crestview Partners GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners GP, L.P.
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Encore (ERISA), Ltd.

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Director

Encore II, LLC
By:           Crestview Partners II, L.P., as member
By:           Crestview Partners II GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.
Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:           Crestview Partners II GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners II GP, L.P.
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

EXHIBIT 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agree to (i) the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.001 per share, of Charter Communications, Inc. and (ii) that this Joint Filing Agreement be included as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 11th day of May, 2012.

Crestview, L.L.C.

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Encore, LLC
By:           Crestview Partners, L.P., as member
By:           Crestview Partners GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners, L.P.
Crestview Partners (PF), L.P.
Crestview Holdings (TE), L.P.
Crestview Partners (ERISA), L.P.
Crestview Offshore Holdings (Cayman), L.P.
By:           Crestview Partners GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners GP, L.P.
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Encore (ERISA), Ltd.

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Director

Encore II, LLC
By:           Crestview Partners II, L.P., as member
By:           Crestview Partners II GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners II, L.P.
Crestview Partners II (FF), L.P.

Crestview Partners II (TE), L.P.
Crestview Offshore Holdings II (Cayman), L.P.
Crestview Offshore Holdings II (FF Cayman), L.P.
Crestview Offshore Holdings II (892 Cayman), L.P.
By:           Crestview Partners II GP, L.P., as general partner
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer

Crestview Partners II GP, L.P.
By:           Crestview, L.L.C., as general partner

By:          /s/ Ross A. Oliver
Name:         Ross A. Oliver
Title:           Senior Counsel & Chief Compliance Officer